NEWS RELEASE
September 30, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Sells Curraghinalt Gold Project

Vancouver, September 30, 2009—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) announced today the sale of its Curraghinalt gold project in Northern Ireland to SA Resources, Ltd.  The Curraghinalt project was previously the subject of an option agreement with C3 Resources (see news release dated December 23, 2008) which subsequently assigned its rights under the option agreement to SA Resources.  The terms of the sale are:

1.

SA Resources will pay Tournigan an initial payment of C$2.5 million on or before October 26, 2009.  On making this payment, SA will own 100 percent of the shares of Dalradian Gold Ltd., the Northern Irish company that holds the Curraghinalt gold licenses; and

2.

SA Resources will provide a secured promissory note to Tournigan for C$3 million which shall be due and payable on or before December 31, 2009.

 “We are pleased that SA Resources has purchased the Curraghinalt gold project and will be in a position to advance what for us had become a non-core asset,” said Tournigan’s president and CEO, Dorian L. (Dusty) Nicol. “The acceleration of cash payments to Tournigan represents a non-dilutive financing which will allow us to resume aggressive exploration on our core asset, the high-grade Kuriskova uranium deposit in Slovakia.”

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and, as of January 1, 2009, has adopted the Euro currency. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has five other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com